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www.dechert.com

CHELSEA M. CHILDS

chelsea.childs@dechert.com
+1 617 728 7128 Direct
+1 617 426 6567 Fax

May 20, 2015

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to Alice Pellegrino, Lisa Price and Amber Kopp on April 28, 2015 with respect to the Registrant’s Post-Effective Amendment No. 138 filed on March 13, 2015, relating to the Hartford Municipal Income Fund and Hartford Municipal Short Duration Fund (each a “Fund” and together, the “Funds”).  On behalf of the Funds, we have reproduced your comments below and provided the Funds’ responses immediately thereafter.  Unless otherwise noted, each comment and response applies to each Fund.  Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment:	Please consider revising the wording of each Fund’s investment objective for clarity.

	Response:	The Registrant has revised the disclosure consistent with this comment.

2.	Comment:	With respect to each Fund’s expense table, please confirm that the acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets.

	Response:	The Registrant confirms that each Fund’s acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year.

3.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to each Fund’s expense table, please discuss whether the amounts reimbursed pursuant to these arrangements can be recouped by the reimbursing party.

	Response:	Amounts reimbursed under the expense reimbursement arrangements described in the footnote to each Fund’s expense table may not be recouped by the reimbursing party.

4.	Comment:

With respect to the expense reimbursement arrangements disclosed in the footnote to the Fund’s expense table, please delete the disclosure indicating that certain arrangements will renew automatically for one-year terms. Additionally, please confirm that the expense reimbursement arrangements are only applicable for the periods during which they are in effect.

Response:

The Registrant notes that Instruction 3(e) to Item 3 of Form N-1A permits a fund to reflect expense reimbursement arrangements that will be in effect for no less than one year from the effective date of the registration statement in a fund’s expense table provided that the fund also discloses the period for which the arrangement is expected to continue and describes who can terminate the arrangement and under what circumstances. The Registrant believes that its current disclosure is consistent with this requirement, as it describes the fact that the arrangements are in effect for a specific one-year term but are also effectively ongoing for successive one-year terms unless terminated by the reimbursing party prior to the start of the following one-year term or by the Funds’ Board of Directors. For this reason, the Registrant respectfully declines to make the proposed change.

Additionally, the Registrant confirms that the expense reimbursement arrangements are only applicable for the periods during which they are in effect.

5.	Comment:

With respect to each Fund’s 80% policy, please clarify that the Fund will invest at least 80% of its net assets in municipal securities that are exempt from federal income tax, as some municipal securities may be taxable.

Response:

The Registrant notes that the current disclosure in the Additional Risks and Investment Information — Investment Policies section of each Fund’s prospectus states that, “[i]n accordance with Rule 35d-1 under the 1940 Act, the Fund has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in municipal securities whose interest is exempt from federal income tax.” For this reason, the Registrant respectfully declines to make the proposed change.

6.	Comment:	Please include a description of the duration of each Fund’s benchmark index.

	Response:	The Registrant has revised the disclosure consistent with this comment.

7.	Comment:

Please review the SEC’s Division of Investment Management Guidance Update No. 2014-01 titled “Risk Management in Changing Fixed Income Market Conditions” (the “Fixed Income Guidance”) and assess the adequacy of the Funds’ disclosure in light of any additional risks due to recent events in the fixed income markets and the potential impact of rising interest rates, periods of volatility and increased redemptions.

Response:

The Registrant has reviewed the Fixed Income Guidance and believes that its current disclosure is adequate. The Registrant notes that it had previously enhanced its disclosure in response to the Fixed Income Guidance, and will consider whether additional revisions are necessary in connection with its annual update filings.

8.	Comment:

Please include a description of each Fund’s investments in derivatives in the Principal Investment Strategy section. Alternatively, please remove “Derivatives Risk” from the Main Risks section of each Fund’s prospectus.

Response:

“Derivatives Risk” has been removed from the Main Risks section of each Fund’s prospectus. Subsequent to the Funds’ initial registration statement filing on March 13, 2015, the Registrant determined that derivatives would not be a principal investment strategy for either Fund. Consequently, “Derivatives Risk” has been moved to the Additional Information Regarding Risks and Investment Strategies — Additional Risks and Investment Information section of each Fund’s statutory prospectus.

9.	Comment:

With respect to each Fund’s Additional Information Regarding Risks and Investment Strategies — Principal Investment Strategy section, please confirm that the statement regarding the Fund’s dollar weighted average duration is consistent with the statement regarding the Fund’s average maturity.

Response:

The Registrant confirms that the statement regarding the Fund’s dollar weighted average duration is consistent with the statement regarding the Fund’s average maturity. However, Registrant has revised the statement regarding the Fund’s average maturity for clarity consistent with this comment.

10.	Comment:

If the Funds will sell credit default swaps, please clarify supplementally whether the Funds will cover the full notional amount of the underlying instrument when selling credit protection. In this regard, the SEC staff expects that a fund will cover the full notional value of the swap.

	Response:	It is the current policy of the Hartford Funds to cover the full notional value of the swap agreement where a fund writes protection by means of a credit default swap.

11.	Comment:	Please confirm that investing in inverse floating rate securities is not a principal investment strategy of the Funds.

	Response:	The Registrant confirms that investing in inverse floating rate securities is not a principal investment strategy of the Funds.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:                  Alice A. Pellegrino
John V. O’Hanlon